SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             VEECO INSTRUMENTS INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   922417-100
                                 (CUSIP NUMBER)

                                 BETTY J. E. WELLS,
AS AN INDIVIDUAL AND AS TRUSTEE OF THE WELLS FAMILY TRUST
                                 PO BOX 6075
                               SANTA BARBARA, CA 93160
                                 (805) 682-3591
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:

                              EDWARD H. BRAUN
c/o VEECO INSTRUMENTS INC.
                                 TERMINAL DRIVE
                            PLAINVIEW, NEW YORK 11803
                                 (516) 349-8300

                                AUGUST 23, 1999
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

						Page 1 of 4 Pages

SCHEDULE 13D

- ----------------------------------------------------------------------
-
CUSIP No. 922 417-100
- ----------------------------------------------------------------------
-
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Betty J.E. Wells, as an individual and as Trustee of the
     Wells Family Trust
- ----------------------------------------------------------------------
-
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
	(a)  / /

	(b)  / /
- ----------------------------------------------------------------------
-
 (3) SEC USE ONLY

- ----------------------------------------------------------------------
-
 (4) SOURCE OF FUNDS

- ----------------------------------------------------------------------
-
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)
	/ /

- ----------------------------------------------------------------------
-
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- ----------------------------------------------------------------------
-
                             (7)  SOLE VOTING POWER
 NUMBER OF                        498,531 shares of Common Stock
  SHARES                     -------------------------------------------
-------
BENEFICIALLY                 (8)  SHARED VOTING POWER
 OWNED BY                         0
   EACH                      -------------------------------------------
-------
 REPORTING                   (9)  SOLE DISPOSITIVE POWER
PERSON WITH:                      498,531 shares of Common Stock
                             -------------------------------------------
-------
                             (10) SHARED DISPOSITIVE POWER
                                  0
- ----------------------------------------------------------------------
-
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     498,531 shares of Common Stock
- ----------------------------------------------------------------------
-
							Page 2 of 4 Pages

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
	/ /
- ----------------------------------------------------------------------
-
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 	Approximately 2.8% (based on 17,516,776 shares outstanding as of November 8, 1999 as reported by the Registrant on its Form 10-Q for the quarter ended September 30, 1999)
- ----------------------------------------------------------------------
-
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
- ---------------------------------------------------------------------

    This Amendment No. 2 amends and supplements the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Veeco Instruments Inc., a Delaware corporation (the "Company"), previously filed by Betty J.E. Wells, as an individual and as Trustee of the Wells Family Trust (the "Reporting Person").

    Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is hereby amended to read as follows:

    	(a) The Reporting Person may be deemed to beneficially own 498,531 shares of Common Stock, representing approximately 2.8% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 8, 1999 as reported by the Company on its Form 10-Q for the quarter ended September 30, 1999).

 	(b) The Reporting Person holds the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 498,531 shares of Common Stock.

    	(c) During the past sixty (60) days, the Reporting Person sold 400,000 shares of Common Stock on various dates from and including August 13, 1999 through August 23, 1999 in transactions on the NASDAQ National Market pursuant to and in compliance with Rules 145 and 144 under the Securities Act of 1933, as amended, at average daily prices per share ranging from a low of $32.31 to a high of $35.68. On June 18, 1999, the Reporting Person transferred 25,000 shares of Common Stock to Las Positas Park Foundation as a gift for no consideration
						Page 3 of 4 pages

    Except as set forth above, the Reporting Person does not beneficially own any shares of Common Stock and has not effected any transaction in shares of Common Stock since the transactions reported on the Schedule 13D.

    (d) To the best knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 498,531 shares of Common Stock.

    (e) To the best knowledge of the Reporting Person, she ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on August 13, 1999 (based on 17,516,776 shares outstanding as of November 8, 1999 as reported by the Company on its Form 10-Q for the quarter ended September 30, 1999).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 is hereby amended to add the following information:

The sales referred to in Item 5(b) of this Amendment No. 1 were effected through Banc of America Securities, LLC as agent for the Reporting Person for usual and customary broker's commissions for transactions of the size in question.

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 8, 1999

                                             /s/ Betty J. E. Wells
                                             ------------------------
                                             Betty J.E. Wells, as an
							individual and as Trustee of
								the Wells Family Trust

						Page 4 of 4 Pages